Exhibit 99.1

LAKE SHORE GOLD APPOINTS INGRID J. HIBBARD TO BOARD OF DIRECTORS

TORONTO, ONTARIO-- (Marketwired – December 15, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that Ingrid J. Hibbard has joined the Company’s Board of Directors, effective immediately.

Ms. Hibbard brings to Lake Shore Gold over 25 years of experience in the mining industry. She is currently President, Chief Executive Officer and a director of Pelangio Exploration Inc., as well as a director of Detour Gold Corporation. From 1997 to 2009, Ms. Hibbard was the Chief Executive Officer of PDX Resources Inc. (formerly Pelangio Mines Inc.). Prior to that assignment, she was a mining and securities lawyer, whose clients ranged from junior explorers to major mining companies such as Noranda Mines and Hemlo Gold Mines Inc. Ms. Hibbard holds a Bachelor of Arts degree and LL.B. from the University of Western Ontario.

Alan Moon, Chairman of the Board of Lake Shore Gold, commented: “We are very pleased to welcome Ingrid to our board. She brings extensive experience in the mining industry, including as a director, member of senior management and as outside counsel. Over her distinguished career, Ingrid has been involved with companies at every stage of the exploration, development and production process and this diverse range of industry involvement will serve Lake Shore Gold and its shareholders well as we move our company forward.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is on track to produce at least 180,000 ounces of gold in 2014 from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com